Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 04:58 PM 08/05/2010 FILED 04:52 PM 08/05/2010 SRV 100805852 — 2303211 FILE
CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION OF
OXiGENE, INC.
     It is hereby certified that:
FIRST: The name of the corporation is OXiGENE, Inc. (the “Corporation”).
SECOND: The Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby further amended by striking out Article Fourth in its entirety and by substituting in lieu of the following:
“FOURTH: The aggregate number of shares of all classes of stock which the Corporation is authorized to issue is Three Hundred Fifteen Million (315,000,000) shares, of which Three Hundred Million (300,000,000) shares are designated Common Stock, of the par value of One Cent ($0.01) per share, and Fifteen Million (15,000,000) shares are designated Preferred Stock, of the par value of One Cent ($0.01) per share.”
THIRD: The amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware.
     EXECUTED, effective as of this 5th day of August, 2010.

OXiGENE, Inc.
By:	/s/ Peter J. Langecker
Peter J. Langecker
Chief Executive Officer